Exhibit 99.1

                                  RELEVANT FACT

                      PAYMENT OF INTEREST ON CAPITAL STOCK

We hereby inform our Shareholders that the Boards of the companies listed below, in meetings held on July 31, 2004, deliberated about the proposals presented by management on July 30, 2004 concerning the anticipation of the payment of dividends for the third quarter of the current fiscal year. The amounts will be calculated and paid based on the position held by shareholders on August 13, 2004. These dividends will be paid as interest on capital stock on November 17, 2004, and constitute an anticipation of the annual minimum dividend as stated in the by-laws, as follows:

                                AMOUNT PER SHARE


      COMPANY                        COMMON AND PREFERRED SHARES
      -------                        ---------------------------
      Metalurgica Gerdau S.A.                 R$ 0.80
      Gerdau S.A.                             R$ 0.46

Please note that the above mentioned amounts will be discounted 15% (fifteen percent) for Income Tax as per Paragraph 2, article 9 of the Brazilian Corporate Law # 9249/95.

Shareholders exempt of Income Tax Withholding must confirm this status by mailing the corresponding documents to the address below no later than August 13, 2004:

                GERDAU - Setor de Acionistas (Shareholders Dept.)
                               Av. Farrapos, 1811.
                          Porto Alegre RS CEP 90220-005
                                     BRASIL
                            Phone: +55 (51) 3323-2211

The Company will consider that the shareholder is not tax-exempt if the above mentioned documents are not received by the aforementioned date.

Please note that shares acquired on August 16, 2004, inclusive, in the Stock Market will be Ex-Dividend.


                           Porto Alegre, July 31, 2004

                             Osvaldo Burgos Schirmer
                                 Vice-President
                           Investor Relations Director